UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
BLUELINX HOLDINGS INC.
(Name of Subject Company)
BLUELINX HOLDINGS INC.
(Name of Person Filing Statement)
Common stock, par value $0.01 per share
(Title of Class of Securities)
09624H109
(CUSIP Number of Class of Securities)
Dean A. Adelman
Chief Administrative Officer
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Sara Epstein, Esq. BlueLinx Corporation 4300 Wildwood Parkway Atlanta, Georgia 30339 (770) 953-7000	Mark L. Hanson, Esq. Jones Day 1420 Peachtree St., N.E. Atlanta, GA 30309 (404) 521-3939
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010 by BlueLinx Holdings Inc., a Delaware corporation (the “Company” or “BlueLinx”) and subsequently amended and restated on September 27, 2010, relating to the tender offer by Cerberus ABP Investor LLC, a Delaware limited liability company (“CAI”), and a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), pursuant to which CAI has offered to purchase all outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”) not otherwise owned by CAI for $4.00 net per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the Second Supplement to Offer to Purchase dated September 22, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by CAI and Cerberus Capital with the Commission on August 2, 2010 (as amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”).
     All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment is being filed to reflect certain updates as reflected below.
     All references to “(other than CAI and Cerberus Capital)” in the Schedule 14D-9 are deleted in their entirety and replaced with “(other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates).”
Item 2. Identity and Background of Filing Person.
     The last sentence of the first paragraph under the subheading “—Tender Offer” is deleted and replaced in its entirety with the following:
     According to the Schedule TO, the Offer is scheduled to remain open from August 2, 2010 until 12:00 midnight, New York City time on October 18, 2010 (the “Offer Period”), unless extended by CAI.
Item 4. The Solicitation or Recommendation.
     Background of the Offer.
     The following sentences are inserted at the end of the 20th paragraph of this section:
     In light of CAI’s statement in its Letter to the Board, dated July 21, 2010, that in its capacity as a stockholder CAI was only interested in acquiring Shares it did not already own, and that it neither had any current interest in selling its Shares nor in voting in favor of any alternative sale, merger or other such transaction, the Special Committee did not believe there was any viable alternative transaction involving the sale of the Company as a whole that could be explored or pursued without CAI’s support. Consequently, the Special Committee determined that exploring the potential acquisition of the entire minority interest by a third party was the only alternative transaction that could reasonably be explored at this time.
     The 33rd paragraph of this section is deleted and replaced in its entirety with the following paragraph:
     On August 11 and 12, 2010, the Special Committee held telephonic meetings to discuss the Schedule 14D-9 and the Offer. At the meeting on August 12, the representatives of Citadel Securities informed the Special Committee that the remaining third party that had expressed an interest in exploring a potential acquisition of the Company’s Shares not currently owned by CAI no longer was interested in pursuing such an acquisition. In light of CAI’s stated position that it had no current interest in selling its Shares, the Special Committee determined that there were no other currently available alternative transactions, and that it should continue to evaluate the Offer and engage in discussions with CAI. At the conclusion of the meetings, the Special Committee determined that it was unable to take a position with respect to the Offer at that time and authorized the Company to finalize and file a Schedule 14D-9. The Special Committee determined to request that stockholders of the Company take no action and not tender their Shares with respect to the Offer at that time, and instead defer making a determination of whether to accept or reject the Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Offer.

     The last two paragraphs of this section are deleted and replaced in their entirety with the following paragraphs:
     Following the discussion, the Special Committee unanimously determined, by all members participating in the deliberations, that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates) and to recommend on behalf of the Company and the Board, that such stockholders accept the Offer and tender their Shares pursuant to the Offer. The Company, through the Special Committee as authorized by the Board, also determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates).
     Effective on September 27, 2010, after the Special Committee informed CAI and Cerberus Capital that it, on behalf of the Company, had determined to issue a favorable recommendation with respect to the amended Offer, the Company, CAI and Cerberus Capital entered into the Stockholder Agreement in the form that had been agreed upon between the parties on September 22, 2010.
     On September 27, 2010, the Company issued a press release announcing that the Special Committee, on behalf of the Company, was recommending that stockholders accept the Offer at the increased Offer Price of $4.00 per Share and tender their Shares pursuant to the Offer.
     On September 28, 2010, the Special Committee received a letter from Stadium Capital Management LLC, (“Stadium Capital”), which holds approximately 5% of the outstanding Shares. In the letter, which Stadium Capital also filed with the Commission, Stadium Capital expressed its continuing opposition to the Offer and to the increased Offer Price, and requested that the Special Committee reconsider its recommendation.
     On October 1, 2010, the Special Committee held a telephonic meeting, which included representatives of Citadel Securities and Jones Day, to review the communication from Stadium Capital. Following a discussion of the points raised by Stadium Capital in its letter, the Special Committee determined to stand by its recommendation of the Offer, and the reasons therefor, all as previously announced on September 27, 2010.
     On October 4, 2010, prior to the opening of trading on the NYSE, CAI announced a further extension of the expiration time of the Offer to midnight, New York City time, on Monday, October 18, 2010. In the announcement, CAI stated that the purpose of the extension was to allow stockholders of the Company additional time to review the terms of the amended Offer and the Company’s amended Solicitation/Recommendation Statement on Schedule 14D-9, which was filed on September 27, 2010.
     Reasons for the Special Committee’s Position.
     The first paragraph of this section is deleted and replaced in its entirety with the following paragraph:
     In reaching its recommendation that the Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates), the Special Committee, on its behalf and on behalf of the Company and the Board, considered a number of factors, including the following:
     The following paragraph is inserted immediately following the second paragraph of this section:
     Trading Market and Liquidity. The Special Committee considered the historical market prices and trading activity of the Shares on the NYSE, including the generally low trading volume and resulting lack of liquidity for stockholders, and the risk of further erosion of the market price for the Shares as a result of current conditions in the financial and housing markets generally. The Special Committee also considered the fundamental dislocations that have occurred in the financial and housing markets over the past few years, which has had a number of consequences, including creating a larger disparity between current trading prices of equity securities and historical trading prices, and which, in the Special Committee’s view, make financial metrics, including historical trading prices, from prior periods less relevant to a current analysis of the value of the Shares.
     The following paragraphs are inserted immediately preceding the last paragraph of this section:
     In reaching its conclusion as to fairness, the Special Committee concluded, consistent with the view of its financial advisor, that a valuation of the Company as a going concern was the most appropriate valuation approach to apply. The Special Committee’s conclusion was based primarily on the fact that CAI had explicitly stated that it had no interest in selling its Shares nor in voting in favor of any alternative sale, merger or other such transaction, together with the view that a going concern valuation approach was most appropriate in light of the nature of the Company’s business and its ongoing viability as a going concern, all as described in more detail in“— Opinion of the Special Committee’s Financial Advisor, Citadel Securities LLC.” As such, the Special Committee did not consider the liquidation value of the Company’s assets. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Company’s Shares, and the Special Committee believed that the liquidation value of the Company was not a meaningful indicator of value for a distribution business such as the Company’s and was therefore not relevant to a determination as to whether the Offer is fair to the unaffiliated stockholders. Further, the Special Committee did not consider net book value as a factor because it believed that net book value is an accounting concept that is not a material indicator of the value of the Company as a going concern, particularly for companies in the building products distribution sector.
     Opinion of the Special Committee’s Financial Advisor, Citadel Securities LLC.
     The second paragraph of this section under the subheading “ —Miscellaneous” is replaced in its entirety with the following paragraph:
     Pursuant to an engagement letter dated July 27, 2010, the Company is obligated to pay Citadel Securities a fee in an amount of $1,500,000 in connection with the services rendered to the Special Committee. In addition, the Company has also agreed to reimburse Citadel Securities for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Citadel Securities and related persons against certain liabilities relating to or arising out of its engagement.
Item 8. Additional Information.
     Litigation.
     The following paragraph is inserted after the last paragraph of this subsection:
     On September 30, 2010 an individual stockholder of the Company filed a complaint in the U.S. District Court for the Northern District of Georgia commencing a putative class action lawsuit against CAI, Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Ajay Kajaria v. Howard S. Cohen, et al. (Case No. 1:10-CV-03141-JOF), seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, and the award of damages and attorneys’ fees. In general, the complaint alleges, among other things, that the members of the Board breached their fiduciary duty and CAI and Cerberus Capital aided and abetted such breach of fiduciary duty by, among other things, allegedly failing to disclose material facts regarding the Offer and the Merger. The Company believes this case has no merit.
     The following is inserted at the end of this section:
     Financial Information.
     The following table sets forth summary historical financial data for the Company as of and for each of the fiscal year ended January 2, 2010 and the fiscal year ended January 3, 2009 and the six months ended July 3, 2010. The selected financial information set forth below is derived from, and should be read in conjunction with, the audited financial statements and other financial information contained in the Company’s Annual Report on Form 10-K filed with the Commission on March 2, 2010 for the year ended January 2, 2010 (the “2009 10-K”) and the unaudited financial statements and other financial information contained in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 6, 2010 for the quarter ended July 3, 2010 (the “Second Quarter 2010 10-Q”), including the notes thereto, which contain more comprehensive financial information (including management’s discussion and analysis of financial condition and results of operation). The following summary is qualified in its entirety by reference to the information contained in the 2009 10-K and the Second Quarter 2010 10-Q and the financial statements included as Item 8 in the 2009 10-K and Item 1 of the Second Quarter 2010 10-Q are incorporated by reference herein. Copies of reports and documents filed by the Company with the Commission can be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C.

20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Commission also maintains a website on the Internet (http://www.sec.gov) that contains such reports and documents.

	Six Months
	Ended	Year Ended	Year Ended
	July 3, 2010	January 2,	January 3,
	(unaudited)	2010	2009
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$971,831	$1,646,108	$2,779,699
Cost of sales	855,434	1,452,947	2,464,766

Gross profit	116,397	193,161	314,933
Net loss	$(18,146)	$(61,463)	$(31,703)

Comparative per Share Data:
Basic net loss per share applicable to common stock	$(0.59)	$(1.98)	$(1.02)
Diluted net loss per share applicable to common stock	$(0.59)	$(1.98)	$(1.02)
Dividends declared per share of common stock(1)	—	—	—
Book value per share(2)	1.05	1.58	3.18
Balance Sheet Data (at end of period):
Cash and cash equivalents	$18,821	$29,457	$150,353
Working capital	265,524	247,722	320,527
Total assets	644,047	546,846	729,178
Total debt(3)	410,356	341,669	444,870
Shareholders’ equity	$34,368	$50,820	$102,852
Ratio of Earnings to Fixed Charges(4)	(0.22)x	(0.31)x	(0.12)x

(1)	The last dividend paid by the Company was on December 28, 2007 for the third quarter ended September 29, 2007.

(2)	Book value per share is calculated by dividing total stockholders’ equity by the number of shares of common stock outstanding.

(3)	Total debt represents long-term debt, including current maturities.

(4)	Earnings for the six months ended July 3, 2010 and the years ended January 2, 2010 and January 3, 2009 were inadequate to cover fixed charges by $18.1 million, $56.9 million and $48.1 million, respectively.
     Prior Stock Purchases.
     On December 22, 2008, the Board approved a stock repurchase program authorizing the Company to repurchase up to $10,000,000 of outstanding common stock. Below is a listing of the shares repurchased since 2009 (by quarter) and information relating to the repurchase price of those shares. No shares were repurchased by the Company in 2008.

			Average
	Total Number of		Purchase
Period	Shares Purchased	Range of Prices	Price

2010
First Quarter	199,328	$2.68-$3.03	$2.93
Second Quarter	—	—	—
2009
First Quarter	363,018	$1.37-$2.90	$2.18
Second Quarter	273,287	$2.78-$3.27	$3.05
Third Quarter	75,547	$3.10-$3.27	$3.16
Fourth Quarter	60,196	$2.69-$3.03	$2.90

     Trading Market and Price.
     The Shares currently are traded on the NYSE under the symbol “BXC.” The table below sets forth the quarterly range of high and low sales prices for Shares as reported on the NYSE with respect to the periods occurring in fiscal year 2008 and 2009 for each quarter during 2010.

	High	Low
Fiscal Year 2010
Third Quarter (through September 30, 2010)	$4.10	$2.24
Second Quarter	6.32	2.30
First Quarter	4.11	2.51

Fiscal Year 2009 (ended January 2, 2010)
Fourth Quarter	$4.12	$2.60
Third Quarter	5.93	2.96
Second Quarter	4.60	2.25
First Quarter	3.30	1.20

Fiscal Year 2008 (ended January 3, 2009)
Fourth Quarter	$5.60	$1.02
Third Quarter	7.54	2.91
Second Quarter	6.00	3.57
First Quarter	5.97	2.96
Item 9. Exhibits.
            Item 9 is hereby amended to add the following exhibit:

Exhibit No.	Description
(e)(15)	Complaint entitled Ajay Kajaria v. Howard S. Cohen, et al. filed on September 30, 2010 in the United States District Court for the Northern District of Georgia.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BLUELINX HOLDINGS INC.

By:	/s/ H. Douglas Goforth
	Name:	H. Douglas Goforth
	Title:	Chief Financial Officer and Treasurer

Dated: October 4, 2010